UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G

1	Names of Reporting Persons: Richard D. Parsons

2	Check the Appropriate Box if a Member of a Group * (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,425,111 (see Item 4)

	6	Shared Voting Power 4,442 (see Item 4)

	7	Sole Dispositive Power 8,425,111 (see Item 4)

	8	Shared Dispositive Power 4,442 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,429,553 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 3.5% (see Item 4)

12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 767 Fifth Avenue New York, NY 10153

Item 2(a)	Name of Person Filing: Richard D. Parsons (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence: 31 W. 52nd St., Suite 2400 New York, NY 10019

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number: 518439-10-4

Item 3.	Not applicable

Item 4.	Ownership

(a)   As of December 31, 2020, the Reporting Person beneficially owned 8,429,553 shares of Class A Common Stock as follows: (i) 4,442 shares of Class A Common Stock held indirectly through The Parsons Family Foundation; (ii) 4,234 shares of Class A Common Stock issuable pursuant to options held by the Reporting Persons that are exercisable on, or within 60 days following, December 31, 2020; (iii) 8,383,916 shares of Class B Common Stock as the sole trustee of Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the “ALZ 2000 Trust”); and (iv) 36,961 shares of Class B Common Stock held indirectly as trustee of The 4202 Trust, which owns all of the outstanding shares of The 4202 Corporation, which directly owns the shares of Class B Common Stock. The Reporting Person disclaims beneficial ownership of all such shares, except those issuable pursuant to options identified in clause (ii) above.

(b)   The responses of the Reporting Person to Row (11) of the cover page of this Schedule 13G are incorporated herein by reference. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. As of December 31, 2020, assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 8,429,553 shares of Class A Common Stock, which would constitute 3.5% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. As of December 31, 2020, assuming no conversion of any of the outstanding shares of Class B Common Stock, the 8,676 shares of Class A Common Stock and the 8,420,877 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 5.4% of the aggregate voting power of the Issuer.

(c)   The responses of the Reporting Person to Rows (5) through (8) of the cover page of this Schedule 13G are incorporated herein by reference. As of December 31, 2020, the Reporting Person has sole voting and dispositive power with respect to the 8,425,111 shares of Class A Common Stock as follows: (i) the 4,234 shares of Class A Common Stock issuable pursuant to options held by the Reporting Person that are exercisable on, or within 60 days following, December 31, 2020; (ii) the 8,383,916 shares of Class B Common Stock held indirectly as the sole trustee of the ALZ 2000 Trust; and (iii) the 36,961 shares of Class B Common Stock held indirectly as trustee of The 4202 Trust. As of December 31, 2020, the Reporting Person shares voting and dispositive power with respect to 4,442 shares of Class A Common Stock owned by The Parsons Family Foundation.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
As of December 31, 2020, Aerin Lauder, as beneficiary of the ALZ 2000 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 8,383,916 shares of Class B Common Stock owned by the ALZ 2000 Trust. As of December 31, 2020, the settlor of The 4202 Trust does not have the right to, but may receive (at the discretion of the Reporting Person, as the “Shares Trustee” of The 4202 Trust), dividends from, or the proceeds from the sale of, the 36,961 shares of Class B Common Stock owned by The 4202 Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

/s/ Richard D. Parsons
	Name:	Richard D. Parsons

EXHIBIT INDEX

Exhibit No.	Description
A	List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement (as of December 31, 2020)

Leonard A. Lauder, (a) individually and (b) as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Ronald S. Lauder, (a) individually and (b) as Trustee of The Descendants of Ronald S. Lauder 1966 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, and (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, and (b) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Jane Lauder, (a) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement and (b) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor

Joel S. Ehrenkranz, as Trustee of The Leonard A. Lauder 2013 Revocable Trust